Dividend Capital Diversified Property Fund Inc. POS EX

Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dividend Capital Diversified Property Fund Inc.:
We consent to the inclusion in the prospectus related to the registration statement (No. 333-197767) on Form S-11 of Dividend Capital Diversified Property Fund Inc. and subsidiaries of our reports dated March 3, 2017, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, which reports appear therein, and to the reference to our firm under the heading “Experts” in the prospectus.
/s/KPMG LLP
Denver, Colorado
March 7, 2017